Exhibit 1

PERION ANNOUNCES SEARCH AGREEMENT WITH YAHOO!
Yahoo! Search Strengthens and Further Diversifies Perion's Search Business

Tel Aviv and Seattle – August 12, 2013 – Perion Network Ltd. (NASDAQ: PERI), today announced it has entered into, and launched, a multi-year search and distribution relationship with Yahoo! Inc.

Perion's easy-to-use, search services are now also powered by Yahoo!, enabling the Company to further diversify and optimize its search business. Through this agreement, Yahoo!’s search marketplace and search experience is available to Perion's loyal customer base.

Commenting on the agreement, Josef Mandelbaum, Perion's CEO, said, "Yahoo! is one of the most recognized names in search, and a company with a long history of innovation. Perion is pleased to add Yahoo! as a search provider and hopes that this agreement is the beginning of a long and fruitful relationship. Perion has now partnered with four leading search providers, creating a balanced and diversified strategic base for the Company’s search advertising revenue stream."

About Perion Network Ltd.

Perion Network, Ltd. (NASDAQ: PERI) is a global consumer internet company that develops applications to make the online experience of its users simple, safe and enjoyable. Perion’s three main consumer brands are: Incredimail, Smilebox and SweetIM. Incredimail is a unified messaging application enabling consumers to manage multiple email accounts and Facebook messages in one place with an easy-to-use interface and extensive personalization features, and is available in over 100 countries in 8 languages; Smilebox is a leading photo sharing and social expression product and service that quickly turn life's moments into digital keepsakes for sharing and connecting with friends and family, in a fun and personal way.  SweetIM is an instant messaging application that enables consumers to personalize their everyday communications with free, fun and easy to use content. Perion products have had over 300 million downloads to date with more than 50 million monthly unique visitors across all of its brands. Perion also offers and develops a range of products for mobile phones and tablets to answer its users increasing mobile demands. For more information on Perion please visit http://www.perion.com.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements,  or financial information, including, among others, potential litigation associated with the transaction, risks that the Company's acquisition activities may disrupt current plans and operations and pose difficulties in employee retention, risks entailed in integrating acquired businesses, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F/A for the year ended December 31, 2012. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit, Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com / msegal@ms-ir.com

Source: Perion Network Ltd.